

Mail Stop 6010

January 14, 2008

James Vandeberg
Chief Financial Officer
Regi U.S., Inc.
240 – 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

> **RE:** **Regi U.S., Inc.**
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **File No. 0-23920**

Dear Mr. Vandeberg:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended April 30, 2007

Item 8A. Controls and Procedures, page 22

1.   We note that your disclosure controls and procedures were effective "to ensure that information relating to the Registrant required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note that Smythe Ratcliffe's opinion as it relates to the cumulative data from July 27, 1992 to April 30, 2005 is based solely on the report of another auditor. Since your auditors, Smythe Ratcliffe, have referred to another accountant's report in their opinion, please amend the filing to include the audit report of the other auditors. Refer to Rule 2-05 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page F-9

(g) – Stock-Based Compensation, page F-10

3.   We note that effective January 1, 2006 you adopted the fair value recognition provisions of SFAS 123R, using the modified retrospective transition method. Please tell us what periods have been restated as a result of applying the modified retrospective transition method of SFAS 123R. Additionally clarify why there was no effect on the company's reported net loss from operations as a result of adopting SFAS 123R.

Note 3 (e) – Common Stock, page F-17

4.   We note that fair value of $1,561,406 related to the warrants you issued in connection with your equity line of credit was recorded as a reduction of your common stock balance. Given that you have not received any proceeds under the equity line of credit as of April 30, 2007, tell us why it is appropriate to record these costs as reduction of your common stock balance, citing any authoritative

literature upon which you are relying. Additionally please refer to SAB Topic 5A.

Note 6 – Contingencies, page F-19

5.   We note that you recognized a gain of $74,766 related to "long outstanding accounts payable [that] were determined to be no longer payable." Please describe the circumstances that led to you to believe that these amounts were no longer payable. Explain why you believe it is appropriate to record these amounts in income, including your consideration of applicable escheat laws.

Exhibit 31.1 and 31.2

6.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title and company name of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title or company name.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3616 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Lynn Dicker
Review Accountant